CHINA DIGITAL VENTURES CORPORATION

November 19, 2007

Division of Corporate Finance Securities and Exchange Commission Washington, D.C. 20549 United States

Attn:	Ms. Michele M. Anderson Legal Branch Chief

Dear Ms. Anderson,

Re:	China Digital Ventures Corporation Registration Statement on Form SB-2 File No. 333-146727 Last filing on October 16, 2007

We refer to your letter dated November 15, 2007 in regard to the comments on our Form SB-2 filed October 16, 2007. We hereby submit our replies below together with the relevant pages of our marked up copy of the SB-2/A for your easy reference. Also, please note that we have filed the edgarized Form SB-2/A (Amendment #1) with the SEC today.

Comment 1:

Please refer to the changes on page 7 and page 14.

Comment 2:

The sale of shares by Selling Shareholders should be regarded as a secondary offering, rather than a primary offering because:

i)

The 3,500,000 shares of common stock being registered for re-sale by the Selling Shareholders are being sold by the Selling Shareholders who will receive the proceeds and all the benefits from the sale. The Selling Shareholders are not selling or offer to sell the shares being registered on behalf of the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary;

ii)

There are in total of 42 shareholders registering to resell their shares under this SB-2 registration statement. Each of these Selling Shareholders is not an affiliate nor officer of the Company. These Selling Shareholders hold on average 83,333 shares in the Company (representing 0.64% of the outstanding shares in the Company), and only 5 Selling Shareholders hold more than 1% interests in the Company;

26 Floor, 88 Lockhart Road, Wanchai, Hong Kong
Tel: +852 3171 1209 ext 321 Fax: +852 2149 7094

CHINA DIGITAL VENTURES CORPORATION

iii)

We believe that the Selling Shareholders who are either friends or acquaintances of friends of the President, initially purchased the Company's shares were interested in the overall business prospects of the Company;

iv)	All the outstanding issued shares were sold by the Company and the shares were fully paid for by our shareholders, including all the Selling Shareholders;

iv)

None of the Selling Shareholders has any material agreement with the Company, other than the subscription agreements to purchase shares in the Company, that are being registered in the above captioned SB-2 registration statement;

v)	The number of shares being registering for sale represents 27% of the issued shares of the Company, which is below the 33% Registration Cap*;

vi)	The Selling Shareholders are private investors and none of the Selling Shareholders are underwriters and none of them have any agreements to sell the Company's shares on behalf of the Company;

vii)	None of the Selling Shareholders are in the business of underwriting securities;

viii)	None of the Selling Shareholders are acting as underwriters and have any agreements to sell the Company's shares on behalf of the Company;

ix)	None of the Selling Shareholders are acting as a conduit for the Company; and

x)	None of the Selling Shareholders have any agreements nor obligations to give any proceeds from the sale of their shares to the Company.

Based on the above analysis, the sale of shares by the Selling Shareholders should be considered as a secondary offering.

For and on behalf of China Digital Ventures Corporation /s/ He Bing ________________________________ HE Bing President c.c. Mr. Collin Webster, Attorney-Advisor Mr. T. Ho, Asiarim Associates Limited

*	The definition of Registration Cap is based upon the reference in the two-page report of Sichenzia Ross Friedman Ference LLP, entitled "Latest from the SEC on Rule 415".

26 Floor, 88 Lockhart Road, Wanchai, Hong Kong
Tel: +852 3171 1209 ext 321 Fax: +852 2149 7094

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549
______________________

AMENDMENT NO.1 TO

FORM SB-2/A

Registration Statement
under the Securities Act of 1933
______________________

CHINA DIGITAL VENTURES CORPORATION
(Exact Name of Issuer as Specified in Its Charter)

Nevada	4813	------
State of Incorporation	Primary Standard Industrial Classification Code Number	I.R.S. Employer Identification No.

RM 1001, 10 Building, Yumin Village
Heping Road, Luohu District
Shenzhen, China
+86 755 6157 8170
(Address and Telephone Number of Issuer's Principal Executive Offices)

Mr. Bing HE
c/o Asiarim Associates Limited
26 Floor, 88 Lockhart Road
Wanchai, Hong Kong
Tel: +852 31711209 ext 321 Fax: +852 2149 7094
(Name, Address, and Telephone Number of Agent for Service)

Copies of all communications to:
Mr. Bing HE
c/o Asiarim Associates Limited
26 Floor, 88 Lockhart Road
Wanchai, Hong Kong
Phone: +86 755 6157 8170, Fax: +86 755 6157 8171

Approximate date of proposed sale to the public: As soon as practical after the effective date of this Registration Statement.

If the securities being registered herein will be sold by the security shareholders on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933 please check the following box. [X]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

The Offering

Securities being Offered by the Company and Selling Shareholders, Common Stock, par value $0.001	Up to 7,000,000 shares of common stock. 3,500,000 common shares being offered by Selling Shareholders. 3,500,000 shares of common stock being offered by CDVC.

Offering Price Per Share by CDVC and Selling Shareholders	$0.02 per share for the duration of the offering.

Number of Shares Outstanding Before the Offering of Common Shares	13,000,000 common shares are currently issued and outstanding. 3,500,000 of the outstanding shares are to be sold under this Prospectus by existing security shareholders.

Number of Shares Outstanding After the Offering	16,500,000 common shares (if maximum is sold).

Minimum Number of Shares to be Sold in this Offering	None

Use of Proceeds

CDVC will not receive any proceeds from the sale of the common stock by the Selling Shareholders. If all 3,500,000 common shares being offered by CDVC are sold the total gross proceeds to CDVC would be $70,000. The intended use of the proceeds from CDVC's offering will be allocated towards developing it's website expenditures estimated at $20,000 and the remaining amount raised will be used for marketing, administration and corporate. The total expenses associated with this offering; including the preparation of this registration statement has been estimated at $30,000.

The Company may not be able to raise any funds from the self-underwritten shares if the market price quoted on the OTCBB is below $0.02 per share as the Company could only sell at $0.02 per share. However, the Selling Shareholders may sell at the then prevailing market price of below $0.02 per share. Refer to "Risk Factors" beginning on Page 8.

Offering Period

The shares are being offered for a period not to exceed 90 days from the date this Prospectus is effective with the Securities and Exchange Commission, unless extended by the Company for an additional 90 days.

Terms of the Offering	The Selling Shareholders will determine when and how they will sell the common stock offered in this prospectus.

INVESTORS WILL PAY MORE FOR CDVC'S COMMON STOCK THAN THE PRO RATA PORTION OF THE COMPANY'S ASSETS ARE WORTH; AS A RESULT INVESTING IN THE COMMON STOCK MAY RESULT IN AN IMMEDIATE LOSS TO SHAREHOLDERS

The arbitrary offering price of $0.02 per common share as determined herein, is substantially higher than the net tangible book value per share of CDVC's common stock. CDVC's assets do not substantiate a share price of $0.02 per share. This premium in share price applies to the terms of this offering and does not attempt to reflect any forward looking share price subsequent to the Company obtaining a listing on any exchange, or becoming quoted on the OTC Bulletin Board.

CDVC HAS NO PUBLIC MARKET FOR ITS STOCK AND THERE IS NO ASSURANCE ONE WILL EVER DEVELOP; IF A MARKET DOES NOT DEVELOP SHAREHOLDERS MAY NOT BE ABLE TO EVER SELL THEIR SHARES RESULTING IN A COMPLETE LOSS OF THEIR INVESTMENT

There is no public market for CDVC's shares of common stock. Selling Shareholders will be limited to selling the shares at $0.02 per share (set offering price per share pursuant to this prospectus) until the shares are quoted on the Over-The-Counter (OTC) Bulletin Board or an exchange. As such shareholders may not be able to find buyers of the Common Shares resulting in a complete loss of their investment.

VIRTUALLY ALL OF CDVC'S SHAREHOLDERS WILL BE SELLING ALL OF THEIR SHARES, WHICH COULD NEGATIVELY IMPACT THE SHARE PRICE

The Selling Shareholders may sell or attempt to sell all of their shares being registered herein; as a result, the price of the stock may fall. CDVC has a limited number of shares issued and outstanding. Sale of any significant amount of shares into the market would depress the share price and the share price may not appreciate thereafter.

THE COMPANY MAY NOT BE ABLE TO RAISE ANY FUNDS UNDER THE SELF-UNDERWRITTEN REGISTRATION IN THE EVENT THAT THE COMPANY IS QUOTED ON THE OTCBB

Once the Common Stock has been quoted on the OTCBB, the Company may not be able to raise any funds from the self-underwritten shares if the market price quoted on the OTCBB is below $0.02 per share. The Selling Shareholders may sell or attempt to sell all of their shares being registered herein at the prevailing market price or at a privately negotiated price, but the Company is limited to sell its self-underwritten shares at $0.02. If the market price falls below $0.02 per share, then the Selling Shareholders can sell their shares at the then prevailing market price, which could be below $0.02. The Company, however, may only sell its self-underwritten shares at an offering price of $0.02 per share, and thereby limits the Company's ability to raise any funds in this circumstance.

RISKS RELATED TO DOING BUSINESS IN CHINA

PRC laws and regulations governing our businesses and the validity of certain of our contractual arrangements are uncertain. If we are found to be in violation, we could be subject to sanctions. In addition, changes in such PRC laws and regulations may materially and adversely affect our business.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing our business, or the enforcement and performance of our contractual arrangements with certain of our affiliated Chinese entities. We are considered foreign persons or foreign invested enterprises under PRC law. As a result, we are subject to PRC law limitations on foreign ownership of telecom companies. These laws and regulations are relatively new and may be subject to change, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness of newly enacted laws, regulations or amendments may be delayed, resulting in detrimental reliance by foreign investors. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively.